Exhibit 99.1

MITCHELLS & BUTLERS PLC

£1.9BN SECURITISATION

Mitchells & Butlers today announces that the terms of the securitisation of Mitchells & Butlers Retail Limited have been finalised. The total amount to be raised is £1.9bn and the cash interest cost of the securitised debt will be 6.0%. The net proceeds of the securitisation will be used principally to repay the Group’s existing borrowings and to return £500m to shareholders.

Timetable

A further announcement will be made at the close of the securitisation, which is anticipated to be next week.

A circular will then be posted to shareholders with full details of the proposed return of £500m to shareholders by way of a special dividend of 68 pence per share and the associated consolidation of the number of shares in issue. The consolidation will be put to shareholders at an Extraordinary General Meeting which, on the basis of the current timetable, is expected to be on 1 December.

The detail of the securitisation is as follows:

Class A1

Amount:	200 million pounds
Legal Maturity Date:	December 2030
Expected Maturity Date:	December 2010
Coupon:	£ Libor + 45 basis points

Class A2

Amount:	550 million pounds
Legal Maturity Date:	December 2030
Expected Maturity Date:	December 2028
Coupon:	5.574%

Class A3

Amount:	418.75 million dollars (equivalent to 250 million pounds)
Legal Maturity Date:	December 2030
Expected Maturity Date:	December 2010
Coupon:	$ Libor + 45 basis points

Class B1

Amount:	350 million pounds
Legal Maturity Date:	December 2025
Expected Maturity Date:	December 2023
Coupon:	5.965%

Class B2

Amount:	350 million pounds
Legal Maturity Date:	December 2030
Expected Maturity Date:	December 2028
Coupon:	6.013%

Class C1

Amount:	200 million pounds
Legal Maturity Date:	September 2032
Expected Maturity Date:	September 2030
Coupon:	6.469%

Common Terms

Notes: All Bonds pay quarterly

All floating rate and currency rate exposures will be hedged through swaps to ensure all debt costs to the Company are fixed.

For further information, please contact:

Investor Relations
Kate Holligon	+44 (0)121 498 5092

Media
Jeremy Probert	+44 (0)121 498 5547
Finsbury Group – James Murgatroyd	+44 (0)20 7251 3801

Cautionary note regarding forward-looking statements

This update contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "target", "expect", "intend", "believe" or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Mitchells & Butlers plc Form 20-F filed with the United States Securities and Exchange Commission on 28 March 2003.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an applicable exemption from such registration requirements.

-ends-